February 9, 2011

VIA EDGAR and FEDERAL EXPRESS
H. Christopher Owings, Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Movie Trailer Galaxy, Inc.
                        Amendment No. 2 to Registration Statement on Form S-1
        Filed January 19, 2011
        File No. 333-169970

Dear Mr. Owings,

We are in receipt of your comment letter dated February 3, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

Registration Statement Cover Page

1.	Please include the date the registration statement was filed.

ANSWER:	The Company has amended the Form S-1 to include the date the registration statement was filed.

Prospectus Summary, page 1

Overview, page 1

2.
We note your response to comment one in our letter dated January 3, 2011 and reissue this comment. As previously requested, please provide a detailed analysis in this section of your filing explaining why you believe the company is not a blank check company.  Please also include a specific business plan for the next twelve months, disclosing the dates and timeline.

ANSWER:
We have amended our disclosure to reflect the basis for why the Company is not a blank check company. In that regard, we have included a discussion regarding the Company’s business plan, as well as steps the Company has taken in furtherance of its business plan. We have also included a specific business plan for the next twelve months, with specific target dates associates with the Company’s plans.

Summary of Consolidated Financial Information, page 2

3.
We note your statement that “[t]he statement of operations and balance sheet data from April 27, 2010 (inception) through November 30, 2010 are derived from our audited financial statements.”  We also note your disclosure on page F-14 that your financial statements for the period ending November 30, 2010 are unaudited.  Please revise.

ANSWER:
We have revised this section of the Form S-1 to reflect that the statements of operations and balance sheet data from April 27, 2010 (inception) through November 30, 2010 are derived from our unaudited financial statements.

Risk Factors, page 3

4.
We note your response to comment two in our letter dated January 3, 2011.  Please add a separate risk factor disclosing that the selling shareholders in this offering are frequent selling shareholders in other initial public offerings for companies that have not implemented the business plans described in their effective registration statements.  These facts suggest that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank-check company.  Please describe this risk.

ANSWER:
We have included an additional risk factor, addressing the fact that the selling shareholders in this offering are frequent selling shareholders in other initial public offerings for companies that have not implemented the business plans described in their effective registration statements.

Item 11. Information about the Registrant, page 10

Description of Business, page 10

5.
We have reviewed your response to comment seven in our letter dated January 3, 2011 and we reissue this comment in part.  As previously requested, please provide a description of the nature of competition within each industry in which you plan to compete and discuss the way in which you plan to compete.  Refer to Item 101(h) of Regulation S-K.  We also note your revision in the first sentence under the “Revenue” heading on page 12 that you have not set up Google or Amazon advertising programs.  As previously requested, please disclose any steps you must take to establish each of these accounts and disclose any steps you have taken to establish either of these accounts.

ANSWER:
The Registration Statement on Form S-1/A has been revised on page 10 to disclose our competition in the industry we intend to compete in and on page 12 to disclose that we have set up Google and Amazon advertising programs.

6.
We note your response to comment eight in our letter dated January 3, 2011, but you have not revised your disclosure throughout the filing accordingly; for example, on page one.  We also note your revision in the first sentence under “Our Operating Strategy” on page ten which states that your website is “being programmed to display the latest movies, trailers, and box office information.”  Please revise your disclosure throughout the registration statement to state that you plan to fully automate your website, but that it is not yet fully automated.

ANSWER:	The Registration Statement on Form S-1/A has been revised on page one, ten and throughout to disclose that we plan to fully automate our website, but that it is not yet fully automated.

Part II.  Information not Required in the Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-3

7.
We note your response to comment 15 in our letter dated January 3, 2011 and we reissue this comment.  Please file the form subscription agreement(s) used in your Rule 506 offering described on page II-2 as an exhibit.

ANSWER:	We have attached a copy of the form subscription agreement used in the Company’s Rule 506 offering, as Exhibit 10.2 to the Registration Statement on Form S-1.

Exhibit 5.1

8.	Please change the reference to “Experts” in the last paragraph to “Interests of Named Experts and Counsel.”

ANSWER:
We have revised Exhibit 5.1 to reflect that Anslow & Jaclin, LLP consents to the filing of its opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Interests of Named Experts and Counsel.”

Exhibit 23.1

9.
We note your response to comment 17 in our letter dated January 3, 2011.  Please also add the consent to the reference of the audit firm under the caption “Interests of Named Experts and Counsel” in the registration statement.

ANSWER:
We have revised Exhibit 23.1 to reflect that the Company’s audit firm consents to the reference of the audit firm under the caption “Interests of Named Experts and Counsel” in the registration statement.

Very truly yours,

ANSLOW & JACLIN, LLP

By:___________________________
                                                                                                                                  GREGG E. JACLIN